Exhibit 3.3

State of Delaware

Filed 02/27/2007

CERTIFICATE OF AMENDMENT

OF THE ARTICLES OF INCORPORATION

OF

CYCLONE HOLDINGS, INC.

The corporation, organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:

That by joint written consent of the sole member of the Board of Directors of Cyclone Holdings, Inc. (the “Company”) and the majority stockholder thereof pursuant to Sections 141 and 228, respectively, of the General Corporation Law of the State of Delaware, resolutions were duly adopted setting forth certain amendments to the Articles of Incorporation of the Company and declaring said amendments to be advisable and in the best interests of all of the stockholders.   The resolutions setting forth the said amendments are as follows:

RESOLVED, that the Company first effect a reverse split of its outstanding common stock on the basis of one share for 40,000 shares, while retaining the authorized shares at 100,000,000 and the par value at one mill ($0.001) per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Company, with all fractional shares to be rounded up to the nearest whole share and with no stockholder to be reduced to less than one share and that the reverse split be reflected on a per stockholder of record basis;

FURTHER, RESOLVED, that based upon the stockholdings of the stockholders of the Company immediately following and subject to the effectiveness of the reverse split, the Company then effect a 200 shares for one share dividend on the then outstanding shares and that the distribution of such dividend be accomplished by a mandatory exchange of certificates;

FURTHER, RESOLVED, that the reverse split and dividend be deemed a “Recapitalization” of the Company’s outstanding securities, to be effectuated simultaneously, to save time and expense;

FURTHER, RESOLVED, that any shares needed for issuance as a result of rounding associated with the Recapitalization will be provided by Storage Elements, Inc., the majority stockholder of the Company;

FURTHER, RESOLVED, that Depository Trust Company (“DTC”) participants and the beneficial holders of securities of the Company held by DTC shall each be deemed to be a holder of record for all purposes of the Recapitalization, provided that they advise the Company and its transfer agent, Interwest Transfer Company, Inc., of their respective positions in the Company within 30 days of the effective date of the Recapitalization;

FURTHER, RESOLVED, that the Company change its name to “digitiliti inc.”; and

FURTHER, RESOLVED, that the Recapitalization be effective on March 5, 2007, following at least 10 days notice to the National Association of Securities Dealers, Inc. (the “NASD”) by the Company of the Recapitalization in compliance with Rule 10b-17 of the Securities and Exchange Commission.

SECOND:

The First article of the Company’s Certificate of Incorporation shall be amended to change the name of the Company to “digitiliti inc.”

THIRD:

The Recapitalization outlined in the foregoing resolutions shall be added to the Fourth article of the Company’s Certificate of Incorporation.

FOURTH:

Pursuant to resolutions of its Board of Directors and the written consent of persons owning in excess of a majority of the outstanding voting securities of the Company in accordance with Section 228 of the General Corporation Law of the State of Delaware, a majority of the outstanding voting securities of the Company were voted in favor of the said amendments.

FIFTH:

That the said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed on its behalf this 23rd day of February, 2007.

CYCLONE HOLDINGS, INC.

By   /s/ Mark Savage

     Mark Savage, President and Director